# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BurgerFi International, Inc., CIK 0001723580
CUSIP: 12122L101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 WEST CYPRESS CREEK ROAD, SUITE 220, FORT LAUDERDALE, Florida (FL), 33309
Date of event which requires filing of this statement: 03/17/2025
Filed by CIK 0001891754
Persons authorized to receive notices and communications: Daniel Reid, c/o Catterton Management Company, L.L.C., 599 West Putnam Avenue, Greenwich, Connecticut (CT), 06830, (203) 629-4901

## Reporting persons
- J. Michael Chu (CIK 0001544498): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott A. Dahnke (CIK 0001545446): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CP7 Warming Bag, L.P. (CIK 0001891754): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CP7 Management, LLC (CIK 0001803053): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: BurgerFi International, Inc.
Address of issuer's principal executive offices: 200 WEST CYPRESS CREEK ROAD, SUITE 220, FORT LAUDERDALE, Florida (FL), 33309
Comment:
Explanatory Note

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 15, 2021, and amended by Amendment No. 1 on October 14, 2022, Amendment No. 2 on November 7, 2022, and Amendment No. 3 on March 1, 2023 (as amended, the "Schedule 13D"). Capitalized terms used in this Amendment No. 4 that are not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share ("Common Stock"), of BurgerFi International, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 5271 California Avenue, Suite 270, Irvine, CA 92617.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of March 17, 2025, the Reporting Persons no longer hold beneficially any shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 4 is made in connection with the effectiveness of a plan of liquidation (the "Liquidation"). On September 11, 2024, the Issuer and 114 direct or indirect subsidiaries (collectively with the Issuer, the "Debtors") filed voluntary petitions for relief under chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District Court of Delaware (the "Court"). The Debtors have been operating as debtors in possession in accordance with the applicable provisions of the Bankruptcy Code and their cases have been jointly administered under the caption In re BurgerFi International, Inc., Case No. 24-12017 (CTG).

On March 12, 2025, the Court entered an order (the "Confirmation Order") confirming the Second Amended Combined Disclosure Statement and Joint Chapter 11 Plan of Liquidation (the "Plan"). A copy of the Confirmation Order, with the Plan attached as Exhibit 1 thereto, is attached hereto as Exhibit 2. All applicable conditions set forth in the Plan have been satisfied or waived and the effective date of the Plan occurred on March 17, 2025 (the "Effective Date"). The Issuer filed with the Court a notice of the occurrence of the Effective Date.

Upon the occurrence of the Effective Date, all existing equity interests of the Issuer were cancelled and extinguished without consideration in accordance with the terms of the Plan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: In connection with the Liquidation, all of the Reporting Persons' Common Stock were canceled and extinguished without consideration in accordance with the terms of the Plan.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on March 17, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Cardboard Box, LLC on November 15, 2021)

Exhibit 2 Findings of Fact, Conclusions of Law, and Order Confirming Second Amended Combined Disclosure Statement and Joint Chapter 11 Plan of Liquidation. (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on March 18, 2025)

## Signatures
- J. Michael Chu: /s/ J. Michael Chu, J. MICHAEL CHU (03/19/2025)
- Scott A. Dahnke: /s/ Scott A. Dahnke, SCOTT A. DAHNKE (03/19/2025)
- CP7 Warming Bag, L.P.: By: CP7 Management, LLC, its general partner. /s/ Scott A. Dahnke, Scott A. Dahnke/Authorized Person (03/19/2025)
- CP7 Management, LLC: /s/ Scott A. Dahnke, Scott A. Dahnke/Authorized Person (03/19/2025)